News

FOR IMMEDIATE RELEASE
BMO Financial Group Declares Dividend
TORONTO, November 25, 2008 — Bank of Montreal today announced that the Board of Directors declared a quarterly dividend of $0.70 per share on paid-up common shares of Bank of Montreal for the first quarter of fiscal year 2009, unchanged from the previous quarter.
For the current quarter, the Board also declared a dividend of $0.33125 a share on paid-up Class B Preferred Shares Series 5, a dividend of US$0.371875 a share on paid-up Class B Preferred Shares Series 10, a dividend of $0.28125 a share on paid-up Class B Preferred Shares Series 13, a dividend of $0.328125 a share on paid-up Class B Preferred Shares Series 14, a dividend of $0.36250 a share on paid-up Class B Preferred Shares Series 15, and a dividend of $0.325 a share on paid-up Class B Preferred Shares Series 16 of BMO.
The dividend on the common shares is payable February 26, 2009 to shareholders of record on February 6, 2009. The dividends on the preferred shares are payable February 25, 2009 to shareholders of record on February 6, 2009.
The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

For News Media Enquires:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
For Investor Relations Enquires:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com